Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

May 24, 2024

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Form 10-K/A for the Fiscal Year Ended December 31, 2023
Filed March 20, 2024 File No. 001-41895

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 4, 2024, with respect to the Company’s Amendment No. 1 to the Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2023, File No. 001-41895, filed with the Commission on March 20, 2024 (the “Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Amendment No. 1 to Form 10-K/A for the Fiscal Year Ended December 31, 2023 filed March 20, 2024

Business

Summary of Our Reserve Estimates, page 8

1.	Tell us why the 151,824.9 MBoe in total possible undeveloped reserves as disclosed on page 8 and in the reserve report filed as Exhibit 99.1 meet all of the requirements necessary to be classified as reserves at December 31, 2023. As part of your response, please provide us with an analysis and documentation in sufficient detail to address each of the points in Rule 4-10(a)(26) and (a)(31)(ii) of Regulation S-X.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that the total possible reserves presented in the Company’s Annual Report and in the reserve report filed as Exhibit 99.1 to the Annual Report (the “Initial Genesis Assets” and such reserve report, the “December Prairie Report”) meet the requirements of Rule 4-10(a)(26) and Rule 4-10(a)(31)(ii) of Regulation S-X to be classified as reserves at December 31, 2023. As disclosed in the Annual Report, on January 11, 2024, the Company entered into an asset purchase agreement (the “NRO Agreement”), by and among the Company, Prairie LLC, Nickel Road Development LLC and Nickel Road Operating LLC (“NRO”), to acquire the assets of NRO (the “Central Weld Assets”) for total consideration of $94.5 million, subject to certain closing price adjustments and other customary closing conditions (the “NRO Acquisition”). The Central Weld Assets include proved producing reserves and proved undeveloped reserves.

Securities and Exchange Commission

May 24, 2024

As of December 31, 2023, when the Company classified the Initial Genesis Assets as possible reserves, the Company was in active negotiations with NRO and believed that the NRO Agreement would be signed imminently and that the NRO Acquisition was probable. As a result, the Company had a reasonable expectation that it would have the requisite financing to implement the project using proceeds from NRO’s existing production, production from new wells to be drilled, the exercise of outstanding warrants, and planned financing in connection with consummation of the NRO Acquisition. Further detail regarding the Company’s legal interest and permitting process is included in the Annual Report, with updates on recent developments in the Company’s subsequent reports filed with the Commission.

When classifying the Initial Genesis Assets as possible reserves, the Company also recognized that the Central Weld Assets would be a critical piece of the Company’s development plan after the consummation of the NRO Acquisition. Consequently, the Company commissioned a combined reserve report as of January 31, 2024 for the Initial Genesis Assets, the Central Weld Assets and Genesis Bolt-On Assets (which were acquired on February 5, 2024), which reflected the Company’s development plan and anticipated financing and drilling schedule with respect to the combined assets (the “Combined Reserve Report”). The Combined Reserve Report will be filed publicly in connection with the financing of the NRO Acquisition.

The Company respectfully submits that the differences in the reserve information with respect to the Initial Genesis Assets in the Combined Reserve Report compared to the December Prairie Report are immaterial. The only changes to the reserve volumes relate to the use of SEC pricing as of December 31, 2023 in the December Prairie Report compared to January 31, 2024 in the Combined Reserve Report and the impact of certain subsequent adjustments to the drilling schedule. Similarly, the immaterial decrease in PV-10 of 1.5% for the Initial Genesis Assets in the Combined Reserve Report compared to the December Prairie Report is driven primarily by the differences in pricing between December 31, 2023 and January 31, 2024, as well as certain subsequent adjustments to the drilling schedule.

As outlined above, the Company respectfully submits that the Initial Genesis Assets described in the Annual Report and presented in the December Prairie Report meet the requirements of Rule 4-10(a)(26) and Rule 4-10(a)(31)(ii) of Regulation S-X to be classified as reserves at December 31, 2023.

2.	Please supplementally provide us with the grand summary cash flow table for the possible undeveloped reserves reflecting 15 years of tabular data including the gross well count, gross and net reserves, gross and net revenue, future development and production costs, undiscounted or net operating income and present worth discounted at 10% by year for the reserves reports as of December 31, 2023 relating to Prairie Operating Co. Interests in the Initial Genesis Assets.

RESPONSE: The Company respectfully advises the Staff that the requested cash flow table for the Initial Genesis Assets was included in the report filed as Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on April 9, 2024, and the corresponding data for the combined assets will be included in the Combined Reserve Report when filed.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or Joanna D. Enns of Vinson & Elkins L.L.P. at (214) 220-7753.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:
T. Mark Kelly, Vinson & Elkins L.L.P.
Joanna D. Enns, Vinson & Elkins L.L.P.